August 5, 2009

Ronald M. DeFeo
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

>    **Re:    Terex Corporation**
>    **Form 10-K for the Fiscal Year Ended December 31, 2008**
>    **Filed February 27, 2009**
>    **File No. 1-10702**
>    **Response Letters Dated July 17, 2009 and August 4, 2009**

Dear Mr. DeFeo:

We refer you to our comment letters dated June 25, 2009 and July 21, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>    Sincerely,


>    Cecilia Blye, Chief
>    Office of Global Security Risk


cc:    Peggy Fisher
       Assistant Director
       Division of Corporation Finance